UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Electronic Cigarettes International Group, Ltd.

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

285560207

(CUSIP number)

Man FinCo Limited

PO Box 9275

c/o Al Tamimi & Company, Advocates and Legal Consultants

9th Floor

Dubai World Trade Centre

Dubai, United Arab Emirates

+971 4 8074000

with a copy to:

Michael Holter

Wilmer Cutler Pickering Hale and Dorr LLP

Alder Castle

10 Noble Street

London EC2V 7QJ

United Kingdom

(Name, address and telephone number of person authorized to receive notices and communications)

April 27, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285560207	13D	Page 2 of 11

(1)	Names of reporting persons Man FinCo Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Jebel Ali Free Zone Authority
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 23,692,257
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,692,257
(11)	Aggregate amount beneficially owned by each reporting person 23,692,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.94%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 285560207	13D	Page 3 of 11

(1)	Names of reporting persons Youssef Mansour Loutfi Mansour
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Egypt
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 23,692,257
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,692,257
(11)	Aggregate amount beneficially owned by each reporting person 23,692,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.94%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 285560207	13D	Page 4 of 11

(1)	Names of reporting persons Lotfy Mohamed Lotfy Mansour
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Egypt
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 23,692,257
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,692,257
(11)	Aggregate amount beneficially owned by each reporting person 23,692,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.94%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 285560207	13D	Page 5 of 11

(1)	Names of reporting persons Mohamed Yones Mansour Lotfy Mansour
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Egypt
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 23,692,257
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 23,692,257
(11)	Aggregate amount beneficially owned by each reporting person 23,692,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 33.94%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 285560207	13D	Page 6 of 11

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the “Common Stock”), of Electronic Cigarettes International Group, Ltd., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 14200 Ironwood Drive, Grand Rapids, Michigan 49544. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Man FinCo Limited, a company incorporated as an offshore company under the regulations of the Jebel Ali Free Zone Authority (“Man FinCo”), with respect to the Common Stock directly and beneficially owned by it;

(ii)	Youssef Mansour Loutfi Mansour, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Man FinCo and shareholder of Man FinCo;

(iii)	Lotfy Mohamed Lotfy Mansour, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Man FinCo and shareholder of Man FinCo; and

(iv)	Mohamed Yones Mansour Lotfy Mansour, with respect to the Common Stock beneficially owned by him as a result of his position as a director with Man FinCo and shareholder of Man FinCo.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of each of the Reporting Persons is:

PO Box 9275

c/o Al Tamimi & Company, Advocates and Legal Consultants

9th Floor,

Dubai World Trade Centre

Dubai, United Arab Emirates

with a copy to:

Michael Holter

Wilmer Cutler Pickering Hale and Dorr LLP

Alder Castle

10 Noble Street

London EC2V 7QJ

United Kingdom

CUSIP No. 285560207	13D	Page 7 of 11

(c)	The present principal business of Man FinCo is an investment holding company. The principal occupation of Mr. Youssef Mansour Loutfi Mansour is serving as a director of Man FinCo. The principal occupation of Mr. Lotfy Mohamed Lotfy Mansour is serving as a director of Man FinCo. The principal occupation of Mr. Mohamed Yones Mansour Lotfy Mansour is serving as a director of Man FinCo.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons who are natural persons is as set forth below:

Mr. Youssef Mansour Loutfi Mansour	Egypt
Mr. Lotfy Mohamed Lotfy Mansour	Egypt
Mr. Mohamed Yones Mansour Lotfy Mansour	Egypt

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a securities purchase agreement dated July 3, 2014 by and between the Issuer and Man FinCo (the “July 2014 SPA”), on July 11, 2014, Man FinCo acquired an aggregate of 197,531 shares of Common Stock (after giving effect to the Issuer’s one-for-fifteen reverse stock split in March 2015) for an aggregate purchase price of $20,000,000.25 or $101.25 per share (after giving effect to the Issuer’s one-for-fifteen reverse stock split in March 2015). All such shares were acquired with working capital.

Pursuant to a securities purchase agreement dated April 27, 2015 by and between the Issuer and Man FinCo (the “April 2015 SPA”), on April 27, 2015, Man FinCo acquired an aggregate of 19,666,667 shares of Common Stock from the Issuer (A) to induce Man FinCo to enter into that certain Credit Agreement dated as of April 27, 2015 by and among the Issuer, as Borrower, Tiburon Opportunity Fund, L.P., as Agent and the lenders party thereto (the “Credit Agreement”) and (B) to agree to amend certain provisions of the July 2014 SPA (as described in Item 6 below). Pursuant to the Credit Agreement, Man FinCo loaned the Issuer $1,000,000.00.

Pursuant to the Credit Agreement, on April 27, 2015, Man FinCo acquired a warrant to purchase up to 3,828,059 shares of Common Stock (the “Man FinCo Warrant”), which such warrant is exercisable at any time until April 27, 2022 at an exercise price of $0.45 per share.

Item 4. Purpose of Transaction.

The shares of Common Stock reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment.

CUSIP No. 285560207	13D	Page 8 of 11

The Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported beneficially owned by each person named herein is determined in accordance with Securities and Exchange Commission (“SEC”) rules and is based upon 65,977,771 shares of the Issuer’s Common Stock outstanding as of May 4, 2015. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A. Man FinCo Limited

(a)	As of the closing of business on May 4, 2015, Man FinCo beneficially owned an aggregate of 23,692,257 shares of Common Stock, consisting of 19,864,198 shares of Common Stock held of record by Man FinCo and 3,828,059 shares of Common Stock that would be directly held by Man FinCo following the exercise in full of the Man FinCo Warrant, which represents beneficial ownership of approximately 33.94% of the shares of Common Stock (collectively, the “Man FinCo Shares”).

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	23,692,257
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	23,692,257

B. Youssef Mansour Loutfi Mansour

(a)	As of the closing of business on May 4, 2015, Mr. Youssef Mansour Loutfi Mansour may be deemed to beneficially own an aggregate of 23,692,257 shares of Common Stock, consisting of the Man FinCo Shares. Mr. Youssef Mansour Loutfi Mansour may be deemed to share the power to direct the disposition and vote of the Man FinCo Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	23,692,257
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	23,692,257

CUSIP No. 285560207	13D	Page 9 of 11

C. Lotfy Mohamed Lotfy Mansour

(a)	As of the closing of business on May 4, 2015, Mr. Lotfy Mohamed Lotfy Mansour may be deemed to beneficially own an aggregate of 23,692,257 shares of Common Stock, consisting of the Man FinCo Shares. Mr. Lotfy Mohamed Lotfy Mansour may be deemed to share the power to direct the disposition and vote of the Man FinCo Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	23,692,257
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	23,692,257

D. Mohamed Yones Mansour Lotfy Mansour

(a)	As of the closing of business on May 4, 2015, Mr. Mohamed Yones Mansour Lotfy Mansour may be deemed to beneficially own an aggregate of 23,692,257 shares of Common Stock, consisting of the Man FinCo Shares. Mr. Mohamed Yones Mansour Lotfy Mansour may be deemed to share the power to direct the disposition and vote of the Man FinCo Shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	23,692,257
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	23,692,257

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreements

Man FinCo and the Issuer entered into the July 2014 SPA on July 3, 2014. Pursuant to the July 2014 SPA, Man FinCo agreed to purchase and the Issuer agreed to sell 197,531 shares of Common Stock (after giving effect to Issuer’s one-for-fifteen reverse stock split in March 2015) for an aggregate purchase price of $20,000,000.25 or $101.25 per share (after giving effect to Issuer’s one-for-fifteen reverse stock split in March 2015) (the “2014 Purchase Price”). Pursuant to the 2014 July SPA, in the event that Issuer sells shares of Common Stock in a public offering at a price of less than $119.10 per share (after giving effect to Issuer’s one-for-fifteen reverse stock split in March 2015) (the “Public Offer Price”), then Issuer is required to issue to Man FinCo such additional number of shares of Common Stock as equal to the 2014 Purchase Price divided by the Public Offer Price multiplied by 0.85 (the “Reset Price”) less any shares initially issued to Man FinCo under the July 2014 SPA (the “Reset Provision”). Additionally, Issuer granted to Man FinCo an option to purchase an additional number of shares of Common Stock as is derived by dividing $40,000,000.50 by the lower of the 2014 Purchase Price and the Reset Price (the “Option”). Man FinCo may exercise the Option in whole or in part at any time prior to July 11, 2015. In the event that Man FinCo does not exercise the Option in whole or in part prior to July 11, 2015, the Option shall remain exercisable in whole or in part until July 11, 2016, but only for $20,000,000.25 of additional shares.

CUSIP No. 285560207	13D	Page 10 of 11

Man FinCo and the Issuer entered into the April 2015 SPA on April 27, 2015. Pursuant to the April 2015 SPA, Man FinCo acquired an aggregate of 19,666,667 shares of Common Stock from the Issuer (A) to induce Man FinCo to enter into the Credit Agreement and (B) to agree to amend certain provisions of the July 2014 SPA.

The April 2015 SPA amended the July 2014 SPA by removing Man FinCo’s right to acquire additional shares of Common Stock through the Reset Provision or the Option.

Pursuant to the Credit Agreement, Man FinCo loaned the Issuer $1,000,000.00 and on April 27, 2015, and as part of such transaction, Man FinCo acquired the Man FinCo Warrant.

Voting Agreement

Man FinCo entered into a Voting Agreement dated July 15, 2014 (the “Voting Agreement”) with the Issuer and Brent Willis, Marc Hardgrove and William Fields, as key holders of the Issuer’s Common Stock. Under the Voting Agreement, Man FinCo had a right to designate a director to Issuer’s board of directors within a time period that has since expired. Man FinCo may appoint a board observer whom the Issuer shall invite to attend all meetings of the board of directors in a non-voting capacity. The Voting Agreement will remain in effect until Man FinCo holds fewer than 19,753 shares (after giving effect to Issuer’s one-for-fifteen reverse stock split in March 2015).

Registration Rights Agreement

Man FinCo and certain other holders of warrants issued by the Issuer on April 27, 2015 entered into a Registration Rights Agreement dated April 27, 2015 with the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

24.1	Power of Attorney of Youssef Mansour Loutfi Mansour

24.2	Power of Attorney of Lotfy Mohamed Lotfy Mansour

24.3	Power of Attorney of Mohamed Yones Mansour Lotfy Mansour

99.1	Joint Filing Agreement

99.2	Voting Agreement, dated July 15, 2014, by and among the Issuer, Man FinCo and Key Holders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (SEC File No. 000-52745), filed by the Issuer on July 18, 2014).

CUSIP No. 285560207	13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: May 7, 2015

MAN FINCO LIMITED

By:	/s/ Nader Farid Aboushadi
Nader Farid Aboushadi, Director

/s/ Nader Farid Aboushadi
Nader Farid Aboushadi as attorney-in-fact for Youssef Mansour Loutfi Mansour

/s/ Nader Farid Aboushadi
Nader Farid Aboushadi as attorney-in-fact for Lotfy Mohamed Lotfy Mansour

/s/ Nader Farid Aboushadi
Nader Farid Aboushadi as attorney-in-fact for Mohamed Yones Mansour Lotfy Mansour